Goodbody Securities Incorporated



13031503

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FACING PAGE

8-66955

Information Required of Brokers and Dealers

Pursuant to Section 17 of the Securities Exchange Act of 1934 and

Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JAN 1ST 2012** AND ENDING **DEC 31ST 2012**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GOODBODY SECURITIES INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

BALLSBRIDGE PARK, BALLSBRIDGE

(No. and Street)

DUBLIN , **DUBLIN 4** **IRELAND**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL CURTIN +353 1 6419261

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – *if individual, state last, first, middle name*)

1211 W. 22ND STREET SUITE 110 **OAK BROOK, ILLINOIS** **60523 USA**

(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e) (2)*

OATH OR AFFIRMATION

I, **Tim Dyball**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Goodbody Securities Incorporated, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

Company Director

Title



Notary Public

GEORGINA DRUM
168 PEMBROKE ROAD,
BALLSBRIDGE, DUBLIN 4.
Notary Public for the County and City of Dublin
Ireland.
Commissioned for Life



This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOODBODY SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
Goodbody Securities Incorporated

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Goodbody Securities Incorporated (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodbody Securities Incorporated as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 21, 2013

STATEMENT OF FINANCIAL CONDITION
As at 31st December 2012

	2012
	$
Assets	
Cash and cash equivalents	1,037,813
Prepayments	8,340
Accounts receivable	22,657
Income tax receivable	85
Deferred tax asset	2,717
	1,071,612
Total assets	**1,071,612**
Liabilities	
Income tax payable	325
Accounts payable and other accrued expenses	27,207
Total liabilities	**27,532**
Commitments	
Stockholder's equity	
Common stock, part value $0.01. Authorized 3,000 shares issued and outstanding 1 share at $0.01 per share	
Additional paid in capital	1,057,000
Accumulated deficit	(12,920)
Total stockholder's equity	**1,044,080**
Total liabilities and stockholder's equity	**1,071,612**

The accompanying notes are an integral part of this financial statement.

Notes to Statement of Financial Condition December 31st, 2012

1. General Information and Summary of Significant Accounting Policies

(a) The Company

Goodbody Securities Incorporated (the "Company") was incorporated on 4th March, 2005. On 7th January, 2011 the Company was sold by Park 54, whose ultimate parent company was Allied Irish Banks, plc ("AIB"), to Ganmac Holdings (BVI) Ltd, a wholly owned subsidiary of Fexco Holdings. The Company headquarters then moved from New York to Dublin.

The Company acts as an introducing intermediary broker-dealer in transactions between an affiliate, Goodbody Stockbrokers, and their US Counterparties. On 24th January, 2006 the Financial Industry Regulatory Authority (FINRA) approved the application of Goodbody Securities Incorporated for membership of FINRA and as such the Company is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

(b) Subsequent Events

The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

(c) Basis of Preparation

The Statement of Financial Condition was prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(d) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company does not have any off-balance sheet credit exposure related to its customers. The Company analyzes its need for an allowance for doubtful accounts and has determined that an allowance for doubtful accounts is not necessary at December 31st, 2012.

(e) Revenue Recognition

Fees earned from Goodbody Stockbrokers are recognized on an accruals basis when the service has been provided. Fees are based upon an agreed amount and are paid quarterly in arrears.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Notes to Statement of Financial Condition December 31st, 2012

2. Income Taxes

Provision for income taxes for the years ended December 31st, 2012 includes the following amounts (the Company reports under the accrual method for tax purposes):

	2012
Current taxes	**$**
Federal	2,564
City	25
State	300
Irish	511
Total current	**3,400**
Deferred taxes	
Federal	7,977
Total deferred taxes	**7,977**
Total provisions for income taxes	**11,377**

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax assets are due to start-up and organizational costs.

A valuation allowance for deferred tax assets was not considered necessary at December 31st, 2012. Management believes it is more likely than not that the Company will fully realize the total deferred income taxes as of December 31, 2012, based upon its expected future levels of taxable income.

3. Cash and Cash equivalents

Cash and cash equivalents consists of cash of $1,037,813 held with Atlantic Bank. The Company considers all highly-liquid instruments with original maturities of 3 months or less at the date of purchase to be cash equivalents

4. Accounts Receivable

	2012
	$
Net funds Accepted Goodbody Stockbrokers	22,657
Total Accounts Receivable	**22,657**

5. Accounts Payable

	2012
	$
Audit Fee payable	13,564
SIPC Accrual	233
Scott Daniels accrual	12,500
Other	399
Goodbody Stockbrokers	511
Total Accounts Payable	**27,207**

Notes to Statement of Financial Condition December 31st, 2012

6. Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c 3-1 which requires the maintenance of minimum net capital as defined. At December 31st, 2012, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $1,010,281 which was $760,281 in excess of its required net capital of $250,000.

7. Related party transactions

Corporate overhead expenses are allocated by Goodbody Stockbrokers. Service Fee income is charged to Goodbody Stockbrokers. For the year ended December 31, 2012 corporate overhead expenses and service fee income were $132,520 and $223,146 respectively.

8. Commitments and Contingencies

There were no commitments and contingencies at the year end.

9. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf on investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.